Steven Jacobs
Senior Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549


Dear Mr. Jacobs,

I have received your comment letter of January 12, 2005 regarding Westland Development Co., Inc.'s (the 'Company') June 30, 2004 10-KSB and September 30, 2004 10-Q filings. I hope that the additional information provided below will assist you in your review and adequately address your concerns regarding the disclosures made.

Form 10-KSB for the Year Ended June 30, 2004

Managements Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

1. We note your disclosure that allocable subdivision costs (e.g. road, sewer and sidewalks) and community wide costs (engineering fees and other costs that benefit the entire community) related to your residential lot development are allocated to residential units based on the number of lots or acreage. Please tell us how this policy is consistent with paragraph 11 of SFAS No. 67.

    Preconstruction costs such as land cost, initial engineering and other preliminary costs that occur prior to platting are generally allocated based upon the area method as calculation of the relative fair value is impracticable in accordance with paragraph 11 of SFAS 67. Development costs which may include engineering, roads, sewer, sidewalk, etc. and can not be reasonably identified to a specific lot, or project, are allocated based upon relative sales value (where relative sales value can be determined) or, in the event that the relative sales value can not be readily determined at the time of capitalization, are allocated using the area method, in accordance with paragraph 11 of SFAS 67. Historically, the Company's developments have been homogeneous in nature with nearly identical lot size, and sales price within any given project. As such, allocation methods utilizing relative sales value, lot size or simple average allocation result in the same allocation percentages. These methods have been applied consistently.

Notes to the Consolidated Financial Statements

Note A-Nature of Operations and Summary of Accounting Policies

7-Recognition of Income on Real Estate Transactions and Rentals

2. Please tell us your policy with respect to your revenue recognition for sales of developed lots to homebuilders (e.g. full accrual method vs. percentage completion). For instance, please clarify for us whether you have a contractual commitment to complete any of the following development activities with respect to your residential lot sales to homebuilders: 1) construction of roads providing access to or through the land, 2) provide water and sewer utilities to the land or 3) construct amenities such as a clubhouse, tennis courts and swimming pool in the future. In such cases the percentage completion method is generally followed. Specifically refer to paragraphs 41 and 42 of SFAS 66.

   Sales of developed lots to home builders are recognized on a case by case basis dependent upon the transactions satisfaction of the full accrual method requirements. Under New Mexico law, conveyance may begin once a final plat is filed for a given development. Obtaining a plat requires that the developer either complete in its entirety the infrastructure related to the project or provide financial guarantees in the form of bonds to ensure that the project will be completed. Generally, a homebuilder will contract to purchase a fixed number of lots in a given development. Westland's contracts generally require the homebuilder to conclude the purchase of a small number of contracted lots (typically 5-10) at the time the final plat is recorded. Remaining lots are then scheduled in increments x # of days from 'substantial completion'. In this event, the Company utilizes the City of Albuquerque Engineer's Acceptance Letter as the event that triggers 'substantial completion'. The vast majority of the Company's sales to homebuilders occur under non recourse cash transactions, subsequent to the 'substantial completion' of the development and as such are recorded utilizing the full accrual method. During the fiscal year ended June 30, 2004 and the quarter ended September 30, 2004, the Company had not recognized income on any lot or development that had not reached substantial completion. At the fiscal year end June 30, 2004 and the quarter ended September 30, 2004, the Company was not obligated to any homebuilder under any additional construction commitments related to any recorded sale. As such, there were no open transactions requiring percentage of completion treatment pursuant to paragraphs 41 and 42 of SFAS 66. In October, 2005, during the 2nd quarter 2005 reporting period, the company accepted full payment of a large number of lots at the time of final plat filing in advance of its normal contract terms. This will be the first instance of an event requiring the reporting of a sale under the percentage of completion method and will be included in the Company's December 31, 2005 report.

3. Please clarify for us whether you have any grazing or oil and gas lease income associated with any of the land that is currently undergoing development or is being held for development (such as the 6,400 acres held for the master planned community of The Petroglyphs) and how you account for such income. Refer to paragraph 10 of SFAS No. 67.

   The company does not have any grazing lease income associated with any land to which the Company has capitalized project costs. Once a project is under construction or costs related to the development of a project begins being capitalized, no further leasing activities occur which could be offset against capitalized costs under paragraph 10 of SFAS 67. No land held for oil and gas drilling is subject to foreseeable future real estate development.

Form 10-Q for the Quarter Ended September 30, 2004

General

4. Please amend the filing to include the Section 302 and 906 Certifications of the Sarbanes-Oxley Act in Exhibits 31 and 32, respectively of your Form lO-Q. Refer to Item 601 of Regulation S-B.

   As requested, the Company has amended its 10Q for the Quarter ended September 30, 2004 to include Section 302 and 906 Certifications of the Sarbanes-Oxley Act in Exhibits 31 and 32.

Attached  please find our proposed revisions for future filings.
The revisions have been highlighted in bold italic for ease of your review.

The Company acknowledges that:
  o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any other questions or concerns please feel free to contact me at 505.831.9600.

Sincerely,



Barbara Page, Chief Executive Officer, Chief Financial Officer and Director Westland Development Co., Inc.

Attachment 1
Proposed Revisions to Future Filings

Form 10-KSB for the Year Ended June 30, 2004 Managements Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies:

Income recognition and cost allocation: In recent years, the Company has had very few installment sales, so income is recognized under the full accrual method (pursuant to SFAS 66 paragraph 5) (Issue 2) when a property is sold with financing provided by the buyer. Some of the sales are basically raw land which has little more than its original cost of $2.60 per acre. Preconstruction costs such as land cost, initial engineering and other preliminary costs that occur prior to platting are allocated based upon the area method as calculation of the relative fair value is impracticable. Development costs which may include engineering, roads, sewer, sidewalk, etc. and can not be reasonably identified to a specific lot, or project, are allocated based upon relative sales value (where relative sales value can be determined) or, in the event that the relative sales value can not be readily determined at the time of capitalization, are allocated using the area method, in accordance with paragraph 11 of SFAS 67. This policy has been consistently applied.

Note A:  Nature of Operations and Summary of Accounting Policies

    7. Recognition of Income on Real Estate Transactions and Rentals

Sales of developed lots to home builders are recognized on a case by case basis dependent upon the transactions satisfaction of the full accrual method requirements. Under New Mexico law, conveyance may begin once a final plat is filed for a given development. Obtaining a plat requires that the developer either complete in its entirety the infrastructure related to the project or provide financial guarantees in the form of bonds to ensure that the project will be completed. Generally, a homebuilder will contract to purchase a fixed number of lots in a given development. Westland's contracts generally require the homebuilder to conclude the purchase of a small number of contracted lots (typically 5-10) at the time the final plat is recorded. Remaining lots are then scheduled in increments x # of days from 'substantial completion'. In this event, the Company utilizes the City of Albuquerque Engineer's Acceptance Letter as the event that triggers 'substantial completion'. The vast majority of the Company's sales to homebuilders occur under non recourse cash transactions, subsequent to the 'substantial completion' of the development and as such are recorded utilizing the full accrual method. At the period ended ________, the Company was (was not) obligated under additional construction commitments related to______________ (any recorded sale). These sales have been recorded under the percentage of completion method (As such, there are no open transactions requiring percentage of completion treatment pursuant to paragraphs 41 and 42 of SFAS 66).

Rental income is recognized when earned under lease agreements. Rents received in advance are deferred until earned. Revenue from leases with escalating rental payments are recognized on a straight-line basis over the minimum lease term. For leases with provisions for additional rental payments based on percentage of annual sales, contingent rental income is recognized when the lessee provides an accounting which reflects the contingent rental income has been earned under the terms of the lease agreements. The company does not have any grazing lease income associated with any land to which the Company has capitalized project costs. Once a project is under construction or costs related to the development of a project begins being capitalized, no further leasing activities occur which could be offset against capitalized costs under paragraph 10 of SFAS 67. No land held for oil and gas drilling is subject to foreseeable future real estate development.